Exhibit 99.1

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma financial information of Home Loan Servicing Solutions, Ltd. (the “Company”) presents the effects of the Share and Asset Purchase Agreement (the “Purchase Agreement”) entered into on April 6, 2015, pursuant to which New Residential Investment Corp. (“NRZ”) acquired substantially all of the assets (including the issued share capital of the Company's two first-tier subsidiaries) and assumed substantially of the liabilities of the Company (including certain post-closing liabilities of the Company) in exchange for an amount in cash equal to $1.0 billion plus 28,286,980 newly issued shares of NRZ common stock (the “NRZ Shares”) with a par value $0.01 per share (the “Asset Sale”). The Company has sold the NRZ Shares and intends to distribute the proceeds together with its remaining cash, less a $50 million reserve, to its shareholders as soon as practicable. In conjunction with the Asset Sale, the Company repaid its senior secured term loan facility (the “Term Loan”). The unaudited pro forma balance sheet as of December 31, 2014 and the unaudited pro forma statements of operations for the years ended December 31, 2014, 2013 and 2012 are based on the Company's Annual Report on Form 10-K as of and for the year ended December 31, 2014 (the “2014 Form 10-K”). The unaudited pro forma financial information and the accompanying notes should be read in conjunction with the Company's historical consolidated financial statements and the notes thereto, which can be found in the 2014 Form 10-K.

The unaudited pro forma balance sheet as of December 31, 2014 gives effect to the Pro Forma Transactions (as defined below) as if the Pro Forma Transactions had occurred on December 31, 2014. The unaudited pro forma statements of operations for the years ended December 31, 2014, 2013 and 2012 give effect to the Pro Forma Transactions as if they had occurred on January 1, 2014, 2013 and 2012, respectively.

The historical financial information has been adjusted in the unaudited pro forma financial information to give effect to pro forma events that are (i) directly attributable to the Pro Forma Transactions, (ii) factually supportable and, (iii) with respect to the unaudited pro forma statements of operations, are expected to have a continuing impact on the Company's results of operations. However, such adjustments are estimates based on certain assumptions and may not prove to be accurate. Information regarding these adjustments is subject to risks and uncertainties that could cause actual results to differ materially from our unaudited pro forma financial information.

The unaudited pro forma financial information and accompanying notes present the impact of the following (collectively the “Pro Forma Transactions”):

A.	The effects of the Purchase Agreement;

B.	The liquidation of the NRZ Shares subsequent to the Asset Sale;

C.	The retirement of the the Term Loan in conjunction with the Asset Sale;

D.
On February 20, 2015, the Company sold its portfolios of re-performing loan (“RPLs”) to an unrelated third party purchaser for $337.6 million subject to a 5% holdback pending completion of the purchaser's due diligence, and the Company concurrently retired the related borrowings;

E.	The termination of the Company's interest rate swaps designated as cash flow hedges of interest related to the Company's variable-rate borrowings in conjunction with the Asset Sale;

F.	The termination of the Company's 2013 Equity Incentive Plan in conjunction with the Asset Sale; and

G.
The expected distribution of the Company's cash balance less a reserve in the amount of $50 million that will be held by the Company at the discretion of its Board of Directors to ensure that the Company will be able to meet known and unknown liabilities up to either the consummation of the Merger (as defined in the accompanying notes) or, if the Merger is not consummated, the date of completion of the Company's plan of complete liquidation and dissolution (the “Liquidation Plan”);

In the opinion of management, all adjustments necessary to reflect the effects of the transactions described in the notes to the unaudited pro forma balance sheet and unaudited pro forma statements of operations have been included and are based upon available information and assumptions that we believe are reasonable.

The unaudited pro forma financial information is provided for informational and illustrative purposes only and should be read in conjunction with the notes thereto and the 2014 Form 10-K. The unaudited pro forma financial information does not purport to reflect our results of operations or financial condition had the Pro Forma Transactions occurred at an earlier date. The unaudited pro forma financial information also should not be considered representative of our future financial condition or results of operations.

HOME LOAN SERVICING SOLUTIONS, LTD.
UNAUDITED PRO FORMA BALANCE SHEET
(Dollars in thousands, except share and per share data)

	Historical as of December 31, 2014	Pro Forma Adjustments as of December 31, 2014		Pro Forma as of December 31, 2014
Assets
Cash and cash equivalents	$210,009	$(160,009)	A,B,C,D,G	$50,000
Match funded advances	6,121,595	(6,121,595)	A	—
Notes receivable – Rights to MSRs	614,465	(614,465)	A	—
Loans held for investment	815,663	(815,663)	A,D	—
Related party receivables	94,401	(94,401)	A	—
Deferred tax assets	491	(491)	A	—
Other assets	281,475	(281,475)	A,B,C,D,E	—
Total assets	$8,138,099	$(8,088,099)		$50,000
Liabilities and Equity
Liabilities
Match funded liabilities	$5,624,088	$(5,624,088)	A	$—
Other borrowings	1,182,328	(1,182,328)	A,C,D	—
Dividends payable	12,783	(12,783)	G	—
Income taxes payable	173	(173)	A	—
Deferred tax liabilities	491	(491)	A	—
Related party payables	14,503	(14,503)	A	—
Other liabilities	12,454	(12,454)	A,C,D,E,F	—
Total liabilities	6,846,820	(6,846,820)		—
Commitments and Contingencies
Equity
Equity – Ordinary shares, $0.01 par value; 200,000,000 shares authorized; 71,016,771 shares issued and outstanding	710	—		710
Additional paid-in capital	1,210,300	(1,161,010)	F,G	49,290
Retained earnings	79,133	(79,133)	A,C,D,E,F,G	—
Accumulated other comprehensive income, net of tax	1,136	(1,136)	E	—
Total equity	1,291,279	(1,241,279)		50,000
Total liabilities and equity	$8,138,099	$(8,088,099)		$50,000

See notes to unaudited pro forma financial information.

HOME LOAN SERVICING SOLUTIONS, LTD.
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
(Dollars in thousands, except share and per share data)

	Historical for the Year Ended December 31, 2014	Pro Forma Adjustments for the Year Ended December 31, 2014		Pro Forma for the Year Ended December 31, 2014
Revenue
Interest income – notes receivable – Rights to MSRs	$361,060	$(361,060)	A	$—
Interest income – other	36,446	(36,378)	A,D	68
Total interest income	397,506	(397,438)		68
Related party revenue	1,843	(1,843)	A	—
Other revenue	402	(402)	A,D	—
Total revenue	399,751	(399,683)		68
Operating expenses
Compensation and benefits	6,351	(6,351)	A,F	—
Related party expenses	2,349	(2,349)	A	—
General and administrative expenses	9,753	(9,720)	A,D	33
Total operating expenses	18,453	(18,420)		33
Income from operations	381,298	(381,263)		35
Other expense
Interest expense	163,698	(163,698)	A,C,D,E	—
Total other expense	163,698	(163,698)		—
Income before income taxes	217,600	(217,565)		35
Income tax expense	636	(636)	A	—
Net income	$216,964	$(216,929)		$35

Earnings per share
Basic	$3.05	$(3.05)	A,C,D,E,F	$0.00

Diluted	$3.05	$(3.05)	A,C,D,E,F	$0.00
Weighted average shares outstanding
Basic	71,016,771	—		71,016,771

Diluted	71,020,808	(4,037)	F	71,016,771

See notes to unaudited pro forma financial information.

HOME LOAN SERVICING SOLUTIONS, LTD.
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
(Dollars in thousands, except share and per share data)

	Historical for the Year Ended December 31, 2013	Pro Forma Adjustments for the Year Ended December 31, 2013		Pro Forma for the Year Ended December 31, 2013
Revenue
Interest income – notes receivable – Rights to MSRs	$235,826	$(235,826)	A	$—
Interest income – other	2,195	(2,067)	A	128
Total interest income	238,021	(237,893)		128
Related party revenue	1,811	(1,811)	A	—
Other revenue	—	—		—
Total revenue	239,832	(239,704)		128
Operating expenses
Compensation and benefits	5,825	(5,825)	A	—
Related party expenses	1,400	(1,400)	A	—
General and administrative expenses	4,645	(4,583)	A	62
Total operating expenses	11,870	(11,808)		62
Income from operations	227,962	(227,896)		66
Other expense
Interest expense	110,071	(110,071)	A,C,E	—
Total other expense	110,071	(110,071)		—
Income before income taxes	117,891	(117,825)		66
Income tax expense	234	(234)	A	—
Net income	$117,657	$(117,591)		$66

Earnings per share
Basic	$1.83	$(1.83)	A,C,E	$0.00

Diluted	$1.83	$(1.83)	A,C,E	$0.00
Weighted average shares outstanding
Basic	64,132,383	—		64,132,383

Diluted	64,132,383	—		64,132,383

See notes to unaudited pro forma financial information.

HOME LOAN SERVICING SOLUTIONS, LTD.
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
(Dollars in thousands, except share and per share data)

	Historical for the Year Ended December 31, 2012	Pro Forma Adjustments for the Year Ended December 31, 2012		Pro Forma for the Year Ended December 31, 2012
Revenue
Interest income – notes receivable – Rights to MSRs	$47,445	$(47,445)	A	$—
Interest income – other	109	(83)	A	26
Total interest income	47,554	(47,528)		26
Related party revenue	2,316	(2,316)	A	—
Other revenue	—	—		—
Total revenue	49,870	(49,844)		26
Operating expenses
Compensation and benefits	3,751	(3,751)	A	—
Related party expenses	755	(755)	A	—
General and administrative expenses	1,644	(1,628)	A	16
Total operating expenses	6,150	(6,134)		16
Income from operations	43,720	(43,710)		10
Other expense
Interest expense	24,057	(24,057)	A,E	—
Total other expense	24,057	(24,057)		—
Income before income taxes	19,663	(19,653)		10
Income tax expense	46	(46)	A	—
Net income	$19,617	$(19,607)		$10

Earnings per share
Basic	$1.14	$(1.14)	A,E	$0.00

Diluted	$1.14	$(1.14)	A,E	$0.00
Weighted average shares outstanding
Basic	17,230,858	—		17,230,858

Diluted	17,230,858	—		17,230,858

See notes to unaudited pro forma financial information.

NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION

On April 6, 2015, pursuant to the Purchase Agreement, NRZ acquired substantially all of the assets and assumed substantially all of the related liabilities of the Company, including all of the issued share capital of the Company's two first-tier subsidiaries and certain post-closing liabilities of the Company, for aggregate consideration consisting of $1.0 billion in cash and 28,286,980 NRZ Shares issued to the Company in a private placement. The Company has sold the NRZ Shares and and intends to distribute the proceeds together with its remaining cash, less a $50 million reserve, to its shareholders as soon as practicable. In conjunction with the Asset Sale, the Company repaid the Term Loan.

Immediately following the closing of the Asset Sale, the Company entered into: (i) an Agreement and Plan of Merger (the “Merger Agreement”) with NRZ and Hexagon Merger Sub, Ltd., a Cayman Islands exempted company and a wholly-owned subsidiary of NRZ (“Merger Sub”), pursuant to which, among other things, the Company will be merged with and into Merger Sub (the “Merger”), with the Company ceasing its corporate existence and Merger Sub surviving the Merger, (ii) a Services Agreement, pursuant to which HLSS Advances Acquisition Corp. (the “Manager”) will provide the Company with certain services following the consummation of the Asset Sale, including, among other things, handling (including defending, prosecuting or resolving) all claims, disputes or controversies (including any litigation, arbitration, governmental investigations or inquiries or any other proceedings or negotiations) in which the Company is a party or may otherwise be involved and (iii) a Registration Rights Agreement to memorialize certain rights relating to the registration of the NRZ Shares to be held by the Company upon the closing of the Asset Sale. On the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each ordinary share, par value $0.01 per share, of the Company (the “Company Shares”) issued and outstanding immediately prior to the Effective Time (other than Company Shares owned by any direct or indirect wholly-owned subsidiary of NRZ (other than Merger Sub) or of Merger Sub and Company Shares as to which dissenters’ rights have been properly exercised) will be converted automatically into the right to receive (i) $0.704059 per share in cash, without interest, if all of the NRZ Shares have been sold by the Company prior to the Effective Time, or (ii)(A) $0.704059 per share in cash, without interest, plus (B) 93.91% of the value of the NRZ Shares that have not been sold by the Company prior to the Effective Time, if all or a portion of the NRZ Shares received by the Company in the Asset Sale have not been sold by the Company prior to the Effective Time pro rata per each outstanding Company Share. The parties’ obligations to consummate the Merger are subject to certain closing conditions, including approval of the Merger by the requisite vote of the shareholders, the absence of any legal restraints that would prohibit the consummation of the Merger and other conditions customary for a transaction of this type. Each of the Company, NRZ and Merger Sub has made certain customary representations, warranties and covenants in the Merger Agreement, including, among other things, covenants related to the conduct of our business during the interim period between the execution of the Merger Agreement and the consummation of the Merger. The Merger Agreement provides for certain termination rights for both the Company and NRZ, including, if approval of the Merger by the requisite vote of the shareholders is not obtained or if the Merger is not consummated by the nine month anniversary of the date of the Merger Agreement.

Subsequent to the Pro Forma Transactions, the Company expects to retain only cash balances pending either the consummation of the Merger or, if the Merger is not consummated, the completion of the Liquidation Plan. Therefore, the Company expects to have revenues and expenses related only to interest earned on bank balances and the related bank charges.

Pro Forma Adjustments for the Unaudited Pro Forma Financial Information

A.
The unaudited pro forma balance sheet includes adjustments to reflect the sale of substantially all of the Company's assets and liabilities in the historical balance sheet still held at the time of the Asset Sale and the consideration received in conjunction with the Asset Sale (cash and the NRZ Shares). The unaudited pro forma statements of operations includes adjustments for the elimination of the revenues and expenses related to the assets sold and liabilities assumed by NRZ.

B.
The unaudited pro forma balance sheet includes adjustments for the liquidation of the NRZ Shares. These adjustments did not impact the unaudited pro forma statements of operations. The NRZ Shares were liquidated at $15.25 per share, less certain transaction fees, resulting in net proceeds to the Company of $422.7 million.

C.
The unaudited pro forma balance sheet includes adjustments for the outstanding principal balance of the Term Loan and the related original issuance discount, deferred debt issuance costs and accrued interest payable. The unaudited pro forma statements of operations includes adjustments for interest expense on the Term Loan.

D.
The unaudited pro forma balance sheet includes adjustments for the carrying amount of the RPL portfolios, deferred debt issuance costs, accrued interest receivable, other receivables, the related borrowings to partially finance the RPL portfolios and accrued interest payable. The unaudited pro forma statement of operations for the year ended December 31, 2014 includes adjustments for

RPL interest income, other RPL revenues and expenses and interest expense on the related borrowings. The RPLs were acquired during the fiscal year ended December 31, 2014.

E.
The unaudited pro forma balance sheet also includes adjustments for the fair value of the interest rate swaps, accrued interest payable and accumulated comprehensive income. The unaudited pro forma statements of operations includes adjustments for interest expense related to the interest rate swaps.

F.
The unaudited pro forma balance sheet includes adjustments related to the Company's 2013 Equity Incentive Plan (which was terminated in conjunction with the Asset Sale) for dividend equivalents payable on vested stock options and additional paid-in capital recognized on stock options. The unaudited pro forma statements of operations includes adjustments for share-based compensation expense.

G.
The unaudited pro forma balance sheet includes adjustments for the expected distribution of the Company's cash balance, less a reserve in the amount of $50 million, and dividends accrued but not paid as of December 31, 2014. These adjustments did not impact the unaudited pro forma statements of operations.

Pro Forma Adjustments to the Unaudited Pro Forma Balance Sheet
As of December 31, 2014

	Pro Forma Adjustments							Total Adjustments
(In thousands, except per share data)	A	B	C	D	E	F	G
Assets
Cash and cash equivalents	$1,006,875	$422,749	$(340,680)	$52,509	$—	$—	$(1,301,462)	$(160,009)
Match funded advances	(6,121,595)	—	—	—	—	—	—	(6,121,595)
Notes receivable – Rights to MSRs	(614,465)	—	—	—	—	—	—	(614,465)
Loans held for investment	(477,016)	—	—	(338,647)	—	—	—	(815,663)
Related party receivables	(94,401)	—	—	—	—	—	—	(94,401)
Deferred tax assets	(491)	—	—	—	—	—	—	(491)
Other assets	136,656	(422,749)	(4,403)	11,467	(2,446)	—	—	(281,475)
Total assets	$(6,164,437)	$—	$(345,083)	$(274,671)	$(2,446)	$—	$(1,301,462)	$(8,088,099)
Liabilities and Equity
Liabilities
Match funded liabilities	$(5,624,088)	$—	$—	$—	$—	$—	$—	$(5,624,088)
Other borrowings	(570,219)	—	(340,636)	(271,473)	—	—	—	(1,182,328)
Dividends payable	—	—	—	—	—	—	(12,783)	(12,783)
Income taxes payable	(173)	—	—	—	—	—	—	(173)
Deferred tax liabilities	(491)	—	—	—	—	—	—	(491)
Related party payables	(14,503)	—	—	—	—	—	—	(14,503)
Other liabilities	(10,148)	—	(44)	(625)	(1,616)	(21)	—	(12,454)
Total liabilities	(6,219,622)	—	(340,680)	(272,098)	(1,616)	(21)	(12,783)	(6,846,820)
Equity
Ordinary shares, $0.01 par value	—	—	—	—	—	—	—	—
Additional paid-in capital	—	—	—	—	—	(243)	(1,160,767)	(1,161,010)
Retained earnings	55,185	—	(4,403)	(2,573)	306	264	(127,912)	(79,133)
Accumulated other comprehensive income, net of tax	—	—	—	—	(1,136)	—	—	(1,136)
Total equity	55,185	—	(4,403)	(2,573)	(830)	21	(1,288,679)	(1,241,279)
Total liabilities and equity	$(6,164,437)	$—	$(345,083)	$(274,671)	$(2,446)	$—	$(1,301,462)	$(8,088,099)

Pro Forma Adjustments to the Unaudited Pro Forma Statement of Operations
For the Year Ended December 31, 2014

	Pro Forma Adjustments							Total Adjustments
(In thousands, except share and per share data)	A	B	C	D	E	F	G
Revenue
Interest income – notes receivable – Rights to MSRs	$(361,060)	$—	$—	$—	$—	$—	$—	$(361,060)
Interest income – other	(26,803)	—	—	(9,575)	—	—	—	(36,378)
Total interest income	(387,863)	—	—	(9,575)	—	—	—	(397,438)
Related party revenue	(1,843)	—	—	—	—	—	—	(1,843)
Other revenue	(102)	—	—	(300)	—	—	—	(402)
Total revenue	(389,808)	—	—	(9,875)	—	—	—	(399,683)
Operating expenses
Compensation and benefits	(6,108)	—	—	—	—	(243)	—	(6,351)
Related party expenses	(2,349)	—	—	—	—	—	—	(2,349)
General and administrative expenses	(9,326)	—	—	(394)	—	—	—	(9,720)
Total operating expenses	(17,783)	—	—	(394)	—	(243)	—	(18,420)
Income from operations	(372,025)	—	—	(9,481)	—	243	—	(381,263)
Other expense
Interest expense	(127,038)	—	(30,710)	(4,806)	(1,144)	—	—	(163,698)
Total other expense	(127,038)	—	(30,710)	(4,806)	(1,144)	—	—	(163,698)
Income before income taxes	(244,987)	—	30,710	(4,675)	1,144	243	—	(217,565)
Income tax expense	(636)	—	—	—	—	—	—	(636)
Net income	$(244,351)	$—	$30,710	$(4,675)	$1,144	$243	$—	$(216,929)

Earnings per share
Basic	$(3.44)	$—	$0.43	$(0.06)	$0.02	$0.00	$—	$(3.05)

Diluted	$(3.44)	$—	$0.43	$(0.06)	$0.02	$0.00	$—	$(3.05)

Weighted average shares outstanding
Basic	—	—	—	—	—	—	—	—

Diluted	—	—	—	—	—	(4,037)	—	(4,037)

Pro Forma Adjustments to the Unaudited Pro Forma Statement of Operations
For the Year Ended December 31, 2013

	Pro Forma Adjustments							Total Adjustments
(In thousands, except share and per share data)	A	B	C	D	E	F	G
Revenue
Interest income – notes receivable – Rights to MSRs	$(235,826)	$—	$—	$—	$—	$—	$—	$(235,826)
Interest income – other	(2,067)	—	—	—	—	—	—	(2,067)
Total interest income	(237,893)	—	—	—	—	—	—	(237,893)
Related party revenue	(1,811)	—	—	—	—	—	—	(1,811)
Other revenue	—	—	—	—	—	—	—	—
Total revenue	(239,704)	—	—	—	—	—	—	(239,704)
Operating expenses
Compensation and benefits	(5,825)	—	—	—	—	—	—	(5,825)
Related party expenses	(1,400)	—	—	—	—	—	—	(1,400)
General and administrative expenses	(4,583)	—	—	—	—	—	—	(4,583)
Total operating expenses	(11,808)	—	—	—	—	—	—	(11,808)
Income from operations	(227,896)	—	—	—	—	—	—	(227,896)
Other expense
Interest expense	(99,656)	—	(9,058)	—	(1,357)	—	—	(110,071)
Total other expense	(99,656)	—	(9,058)	—	(1,357)	—	—	(110,071)
Income before income taxes	(128,240)	—	9,058	—	1,357	—	—	(117,825)
Income tax expense	(234)	—	—	—	—	—	—	(234)
Net income	$(128,006)	$—	$9,058	$—	$1,357	$—	$—	$(117,591)

Earnings per share
Basic	$(1.99)	$—	$0.14	$0.02	$—	$—	$—	$(1.83)

Diluted	$(1.99)	$—	$0.14	$0.02	$—	$—	$—	$(1.83)

Weighted average shares outstanding
Basic	—	—	—	—	—	—	—	—

Diluted	—	—	—	—	—	—	—	—

Pro Forma Adjustments to the Unaudited Pro Forma Statement of Operations
For the Year Ended December 31, 2012

	Pro Forma Adjustments							Total Adjustments
(In thousands, except share and per share data)	A	B	C	D	E	F	G
Revenue
Interest income – notes receivable – Rights to MSRs	$(47,445)	$—	$—	$—	$—	$—	$—	$(47,445)
Interest income – other	(83)	—	—	—	—	—	—	(83)
Total interest income	(47,528)	—	—	—	—	—	—	(47,528)
Related party revenue	(2,316)	—	—	—	—	—	—	(2,316)
Other revenue	—	—	—	—	—	—	—	—
Total revenue	(49,844)	—	—	—	—	—	—	(49,844)
Operating expenses
Compensation and benefits	(3,751)	—	—	—	—	—	—	(3,751)
Related party expenses	(755)	—	—	—	—	—	—	(755)
General and administrative expenses	(1,628)	—	—	—	—	—	—	(1,628)
Total operating expenses	(6,134)	—	—	—	—	—	—	(6,134)
Income from operations	(43,710)	—	—	—	—	—	—	(43,710)
Other expense
Interest expense	(23,119)	—	—	—	(938)	—	—	(24,057)
Total other expense	(23,119)	—	—	—	(938)	—	—	(24,057)
Income before income taxes	(20,591)	—	—	—	938	—	—	(19,653)
Income tax expense	(46)	—	—	—	—	—	—	(46)
Net income	$(20,545)	$—	$—	$—	$938	$—	$—	$(19,607)

Earnings per share
Basic	$(1.19)	$—	$—	$—	$0.05	$—	$—	$(1.14)

Diluted	$(1.19)	$—	$—	$—	$0.05	$—	$—	$(1.14)

Weighted average shares outstanding
Basic	—	—	—	—	—	—	—	—

Diluted	—	—	—	—	—	—	—	—